Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of CureVac N.V. (the “Company”) to be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) on November 25, 2025 at 14:00 Central European Time (the “EGM”).

The agenda for the EGM is as follows:

1.	Opening

2.	Explanation of the exchange offer by BioNTech SE (“Buyer”) for ordinary shares in the capital of the Company (the “Offer”) (discussion item)

3.	Consummation of post-offer reorganization (voting items)

a.	Conditional resolution to enter into a legal merger (juridische fusie) of the Company (as disappearing company) with and into CureVac Merger B.V. (as acquiring company surviving such merger) (“New Topco”), with New Topco issuing class A shares in its capital to the Company’s shareholders (other than Buyer) and class B shares in its capital to Buyer, in accordance with Sections 2:309 et seq. of the Dutch Civil Code (the “Legal Downstream Merger”)

b.	Conditional resolution to approve, to the extent required under applicable law and the Company’s articles of association and bylaws (reglementen), (i) the Legal Downstream Merger, (ii) the subsequent sale and transfer of all outstanding shares in the capital of CureVac SE by New Topco to Buyer and (iii) the subsequent cancellation of all outstanding class A shares in the capital New Topco

4.	Conditional release from liability (voting items)

a.	Conditional release of managing directors from liability for the exercise of their duties

b.	Conditional release of supervisory directors from liability for the exercise of their duties

5.	Conditional appointment of Ramón Zapata Gomez as managing director of the Company (voting item)

6.	Conditional appointment of supervisory directors (voting items)

a.	Conditional appointment of Sierk Poetting as supervisory director of the Company

b.	Conditional appointment of James Ryan as supervisory director of the Company

c.	Conditional appointment of Annemarie Hanekamp as supervisory director of the Company

7.	Closing

No business shall be voted on at the EGM, except such items as included in the abovementioned agenda.

The agenda for the EGM with the explanatory notes thereto, the merger proposal and explanatory notes thereto relating to the Legal Downstream Merger and the other meeting information are available as of the date hereof for inspection and can be obtained free of charge at the office address of the Company and from the Company’s website (http://www.curevac.com).

The registration date for the EGM is October 28, 2025 (the “Registration Date”). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company’s capital, on the Registration Date and who are recorded as such in the Company’s shareholders’ register and/or in the register maintained by the Company’s U.S. transfer agent (the “Persons with Meeting Rights”) may attend and, if relevant, vote at the EGM and exercise their voting rights on the voting items as included in the abovementioned agenda.

Those who beneficially own shares in the Company’s capital in an account at a bank, broker, financial institution or other financial intermediary (the “Beneficial Owners”) on the Registration Date, must request a proxy from their bank, broker, financial institution or other financial intermediary authorizing the relevant Beneficial Owner to attend and, if relevant, exercise voting rights at the EGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the EGM, either in person or by proxy, must notify the Company of their identity and intention to attend the EGM by sending notice to that effect to the Company by e-mail (addressed to egm2025@curevac.com). This notice must be received by the Company no later than November 20, 2025 at 23:59 p.m. Central European Time (the “Cut-off Time”). Persons with Meeting Rights and Beneficial Owners who have not complied with this requirement may be refused entry to the EGM. Beneficial Owners must enclose with their attendance notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company’s capital as of the Registration Date, such as a recent account statement, and (ii) their signed proxy from the relevant bank, broker, financial institution or other financial intermediary.

Persons with Meeting Rights and Beneficial Owners who have duly registered for the EGM and who wish to have themselves represented at the EGM by a proxyholder, may do so through the use of a written or electronically recorded proxy. They must submit their signed proxy to the Company no later than the Cut-off Time. A proxy form can be downloaded from the Company’s website (http://www.curevac.com). Persons with Meeting Rights and Beneficial Owners who have duly registered for the EGM may also submit questions in advance of the EGM by sending an e-mail to the Company prior to the Cut-off Time (addressed to egm2025@curevac.com), in which case the Company shall endeavor to respond to those questions at the EGM to the extent possible and allowed.

In addition, Sodali has been mandated by the Company as information agent in connection with the EGM and is available for questions under the following contact details:

Email: CureVac-EGM@investor.sodali.com
Hotline: +49 69 95179985

Persons with Meeting Rights, Beneficial Owners and their respective proxyholders who have not complied with these requirements may be refused entry to the EGM. In addition, only those Persons with Meeting Rights and Beneficial Owners who have properly registered for the EGM are granted the possibility by the Company to follow the EGM via webcast. In order to receive the link to stream the webcast, you will need to indicate to the Company by e-mail (addressed to egm2025@curevac.com) prior to the Cut-off Time, that you would like to follow the EGM via webcast. It will not be possible to vote or raise any questions during the live webcast.

EXPLANATORY NOTES TO THE AGENDA

These are the explanatory notes to the agenda for the extraordinary general meeting of CureVac N.V. (the “Company”) to be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) on November 25, 2025 at 14:00 Central European Time (the “EGM”).

2.	Explanation of the exchange offer by BioNTech SE (“Buyer”) for ordinary shares in the capital of the Company (the “Offer”)

Buyer and the Company have entered into a purchase agreement dated 12 June 2025 relating to the Offer (the “Purchase Agreement”). Pursuant to the offer to purchase dated October 21, 2025 (the “Offer to Purchase”), on October 21, 2025, Buyer commenced the Offer to purchase (subject to the satisfaction or waiver (to the extent permissible) of the conditions set forth in the Purchase Agreement) any and all of the ordinary shares, par value €0.12 per share, in the capital of the Company (“Company Shares”) in exchange for a number of American Depositary Shares of Buyer, each representing one share in the Buyer with a notional amount of €1.00 (“Buyer ADSs”), determined in accordance with the exchange ratio set forth in the Purchase Agreement and the Offer to Purchase (the “Offer Consideration”), without interest and subject to applicable tax withholding.

The Offer will expire at 9:00 a.m., New York City time, on December 3, 2025 (the “Expiration Time”, unless the Offer is earlier terminated or extended in accordance with the Purchase Agreement and the Offer to Purchase, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire).

Subject to the satisfaction or waiver (to the extent permissible) of the conditions to the consummation of the Offer, Buyer shall, promptly following the Expiration Time (but in any event within two (2) business days thereafter), accept for exchange (the time of acceptance for exchange, the “Acceptance Time”) all Company Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Expiration Time (the “First Company Shares”). Within ten (10) business days following the effectiveness of the increase of Buyer’s share capital required for the exchange of the First Company Shares for the Offer Consideration, Buyer shall exchange the First Company Shares for the Offer Consideration (and cash in lieu of fractional Buyer ADSs, if any) for those First Company Shares (the “Closing”).

Following the Acceptance Time, Buyer shall provide a subsequent offering period in accordance with the terms of the Purchase Agreement and the Offer to Purchase for a period of no less than ten (10) business days to purchase additional Company Shares in exchange for the Offer Consideration (the “Subsequent Offering Period”). Within ten (10) business Days following the effectiveness of the increase of Buyer’s share capital required for the exchange the Company Shares validly tendered during the Subsequent Offering Period (the “Second Company Shares”), Buyer shall exchange the Second Company Shares for the Offer Consideration (and cash in lieu of fractional Buyer ADSs, if any) for those Second Company Shares.

Please see Buyer’s Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2025, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 21, 2025 (the foregoing documents and other related materials, as each may be amended or supplemented from time to time collectively, the “Offer Materials”) for more information about the Offer, including a detailed description of the terms of the Purchase Agreement and the Offer.

The Company’s management board (the “Management Board”) and supervisory board (the “Supervisory Board”) have (i) determined that the Purchase Agreement and the transactions contemplated thereby are in the best interest of the Company and the sustainable success of its business, having considered the interest of its shareholders, employees and other relevant stakeholders, (ii) approved and adopted the Purchase Agreement (including the execution, delivery and performance thereof) and approved the transactions contemplated thereby and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement to support the Offer and the other transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the voting items included on the agenda for the EGM.

3.	Consummation of post-offer reorganization (voting items)

a.	Conditional resolution to enter into a legal merger (juridische fusie) of the Company (as disappearing company) with and into CureVac Merger B.V. (as acquiring company surviving such merger) (“New Topco”), with New Topco issuing class A shares in its capital to the Company’s shareholders (other than Buyer) and class B shares in its capital to Buyer, in accordance with Sections 2:309 et seq. of the Dutch Civil Code (the “Legal Downstream Merger”)

b.	Conditional resolution to approve, to the extent required under applicable law and the Company’s articles of association and bylaws (reglementen), (i) the Legal Downstream Merger, (ii) the subsequent sale and transfer of all outstanding shares in the capital of CureVac SE by New Topco to Buyer and (iii) the subsequent cancellation of all outstanding class A shares in the capital New Topco

As promptly as practicable following the closing of the Subsequent Offering Period, Buyer shall effectuate, or cause to be effectuated, in which case the Company and its subsidiaries shall effectuate, a corporate reorganization of the Company and its subsidiaries (the “Post-Offer Reorganization”), consisting of the Legal Downstream Merger, the Post-Downstream Merger Share Sale (as defined below) and the Cancellation (as defined below), in that order, provided that each step of such Post-Offer Reorganization is permitted under applicable law (including Sections 2:316(4) and 2:318(1) of the Dutch Civil Code). The Post-Offer Reorganization shall be subject to the conditions set forth in the Purchase Agreement and if these conditions are met, several steps shall be taken, including the following steps in the following order: (i) the Legal Downstream Merger, which shall become effective as of 0:00 (local time in the Netherlands) on the day after the date on which the deed of merger to effect the Legal Downstream Merger is executed (the “Merger Effective Time”), (ii) New Topco shall sell all outstanding shares in the capital of CureVac SE to Buyer against payment of consideration by Buyer with a value equal to the excess of (1) the aggregate Offer Consideration for all Company Shares over (2) the amount of cash and cash equivalents of the Company, including any receivables, and any other assets net of any liabilities of the Company, provided that such consideration shall be payable by Buyer in the form of (A) Buyer ADSs to enable New Topco to distribute to each holder of class A shares in the capital of New Topco (“New Topco A Shares”), pursuant to the Cancellation (as defined below) determined as of 00:30 (local time in the Netherlands) on the date the Legal Downstream Merger becomes effective (the “Cancellation Effective Time”) a number of Buyer ADS and cash in lieu of fractional Buyer ADSs, determined in accordance with the Purchase Agreement (the “Cancellation Consideration”) and (B) a loan note with a principal amount equal in value to the remaining part of the consideration payable by Buyer with respect to the outstanding shares in the capital of CureVac SE (the “Post-Downstream Merger Share Sale”) and (iii) the subsequent cancellation of all then-issued and outstanding New Topco A Shares effective as of the Cancellation Effective Time, against repayment in kind consisting of the Cancellation Consideration (without interest and subject to applicable tax withholding) (the “Cancellation”), in each case on the terms and subject to the conditions set forth in the Purchase Agreement. Buyer shall cause to be effectuated the election by New Topco to be disregarded as an entity separate from Buyer for U.S. federal income tax purposes effective as of the day following the completion of the Cancellation.

The Post-Offer Reorganization is subject to certain conditions set forth in the Purchase Agreement, including the adoption of the voting items proposed under this agenda item 3 at the EGM (or a subsequent general meeting of the Company). In this respect, it is proposed that, subject to (A) the Acceptance Time having occurred and the Subsequent Offering Period having expired and (B) the number of Company Shares validly tendered in accordance with the terms of the Offer (including Company Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Company Shares owned by Buyer or any of its affiliates, representing at least eighty percent (80%) of the Company’s issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time (the “Minimum Condition”) or, if Buyer has amended the Minimum Condition in accordance with the Purchase Agreement, then at least seventy-five percent (75%) of the Company’s issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time:

a.	the Company enter into the Legal Downstream Merger in accordance with the terms of the merger proposal as filed with the Dutch trade registry on October 22, 2025 and the accompanying explanatory notes as filed at the offices of the Company and New Topco on October 22, 2025; and

b.	to the extent required under applicable law and the Company’s articles of association (statuten) and bylaws (reglementen), also within the meaning of Section 2:107a of the Dutch Civil Code and articles 18.10 and 18.11 of the Company’s articles of association, the Legal Downstream Merger, the Post-Downstream Merger Share Sale and the Cancellation be approved.

If the Post-Offer Reorganization is consummated, shareholders who did not tender their Company Shares in the Offer (including during the Subsequent Offering Period) will receive the same consideration as shareholders who tendered their Company Shares in the Offer, which, as is the case with the Offer Consideration, will be subject to applicable withholding taxes and without interest.

Dutch withholding tax aspects

No Dutch dividend withholding tax (“DDWHT”) is applicable to the Offer Consideration paid for Company Shares tendered in the Offer, including during the Subsequent Offering Period.

However, the withholding taxes applicable to the Cancellation Consideration will in principle include DDWHT at a rate of 15% to the extent the Cancellation Consideration exceeds the average paid-in capital recognized for DDWHT purposes (the “Fiscally Recognized Capital”) of the relevant cancelled New Topco A Shares immediately prior to the Cancellation Effective Time.

The Fiscally Recognized Capital of New Topco is, immediately following the Merger Effective Time, equal to (i) the Fiscally Recognized Capital of the Company at the time of the Legal Downstream Merger, or (ii) if lower, the fair market value of the Company (the “Company FMV”) at such time.

It is currently expected that the Fiscally Recognized Capital of New Topco will be increased at most by an amount equal to the Company FMV at the time of the Legal Downstream Merger. As a result, if and to the extent the Cancellation Consideration exceeds the Fiscally Recognized Capital of the relevant New Topco A shares (calculated on the basis of the Company FMV) immediately prior to the Cancellation Effective Time, DDWHT will be withheld by New Topco on the excess.

As long as New Topco has its place of effective management in Germany and is therefore exclusively a tax resident of Germany under the double tax treaty between Germany and the Netherlands, as currently expected, the Netherlands will be restricted from imposing DDWHT in respect of the Cancellation Consideration, except in the event the Cancellation Consideration is paid to (i) a holder who is resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes or Dutch income tax purposes (a “Dutch Resident Holder”), or (ii) a holder who is not resident nor deemed to be resident in the Netherlands for Dutch corporate income tax purposes or Dutch income tax purposes but who derives profits from an enterprise, which enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands to which its New Topco A shares are attributable (a “Dutch PE Holder”).

In order to apply this regime correctly, New Topco needs to identify its shareholders to assess whether they are Dutch Resident Holders or Dutch PE Holders. As a practical matter, New Topco will not be able to make this confirmation with certainty prior to the Cancellation Effective Time. Therefore, by default, DDWHT will be withheld on the Cancellation Consideration if and to the extent the Cancellation Consideration exceeds the Fiscally Recognized Capital of the relevant New Topco A shares immediately prior to the Cancellation Effective Time.

Any such DDWHT will be for the account of such former CureVac shareholders. The exchange agent will be allowed to sell, or procure the sale of, in one or more transactions, the minimum number of BioNTech ADSs to obtain a sufficient cash amount to remit to the Dutch tax authority the relevant amount of withholding tax and will not be obliged to pay any additional amounts to a holder of New Topco A shares for any DDWHT effectively deducted from the cancellation consideration. As a result, CureVac shareholders that do not tender their shares in the offer (including the subsequent offering period) may receive a lower after-tax return than those who do.

Non-tendering holders of CureVac shares may be able to reclaim any DDWHT withheld from their Cancellation Consideration. See the Offer Materials for more information on the Dutch tax aspects of the Post-Offer Reorganization.

There can be no assurances as to the success of any such reclaim or refund request. In any event, any amounts refunded will be in cash. Therefore, non-tendering shareholders will not receive the investment benefit, if any, of receiving any Buyer ADSs sold by the Exchange Agent as described below to cover any applicable DDWHT.

German (withholding) tax aspects

For a description of certain German (withholding) tax consequences for tendering shareholders and non-tendering shareholders, please see the section on "Material German Tax Considerations" in the Offer to Purchase.

Buyers ADSs Sale

If New Topco is required to deduct and withhold withholding taxes in respect of the Cancellation Consideration, Section 2.08(i) of the Purchase Agreement provides that the exchange agent appointed by Buyer pursuant to the Purchase Agreement (the “Exchange Agent”) shall be instructed and authorized, acting as agent of New Topco and as withholding agent for the account of the holders of New Topco A Shares as taxpayers of any applicable withholding taxes, including DDWHT and any applicable German withholding taxes (the “Aggregate Withholding Amount”), to sell, in one or more transactions, the minimum number of Buyer ADSs to which holder of New Topco A Shares would otherwise be entitled as is necessary to obtain in U.S. dollars an amount in net cash proceeds that converted in Euros (at the applicable exchange rate) is as close as possible to, but no less than, the Aggregate Withholding Amount (the “Buyer ADSs Sale”). From the net cash proceeds obtained pursuant to the Buyer ADSs Sale, the Exchange Agent shall, as soon as possible, transfer to Buyer the Aggregate Withholding Amount to enable New Topco as withholding agent to remit the Aggregate Withholding Amount to the applicable taxing authority for the account of the holders of New Topco A Shares. In the event that the net cash proceeds obtained by the Exchange Agent pursuant to the Buyer ADSs Sale exceed the Aggregate Withholding Amount, such surplus cash proceeds shall be paid to the holders of New Topco A Shares, less any applicable withholding taxes, consistent with the procedures for payment of cash in lieu of fractional Buyer ADSs; provided that the Buyer shall be entitled to any surplus if the amount thereof is de minimis, and any such surplus amount shall not be treated for any purpose as consideration paid to any holder of New Topco A Shares.

If withholding taxes will need to be deducted or withheld, no reductions of, or exemptions from, any applicable withholding tax at source based on applicable law, including the laws of the European Union or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder will be applied by New Topco or the Exchange Agent.

All amounts that are so deducted and withheld as required by applicable tax law shall be treated for all purposes as having been paid to the relevant holder of New Topco A Shares.

Please see the Offer Materials for more information about the Offer and the Post-Offer Reorganization, including a discussion of material tax consequences of the Offer and the Post-Offer Reorganization.

The adoption of these proposed resolutions is a condition to the consummation of the Offer.

4.	Conditional release from liability (voting items)

a.	Conditional release of managing directors from liability for the exercise of their duties

b.	Conditional release of supervisory directors from liability for the exercise of their duties

It is proposed that, effective upon the Acceptance Time, each member of the Management Board and the Supervisory Board be provided full and final discharge for their acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable law.

The adoption of these proposed resolutions is not a condition to the consummation of the Offer Condition. If either or both of these resolutions is/are not adopted, the Offer may still be consummated.

5.	Conditional appointment of Ramón Zapata Gomez as managing director of the Company (voting items)

Buyer and the Company have agreed that, effective upon Closing, certain changes are to be made in the composition of the Management Board. The current members of the Management Board will voluntarily resign their positions as members of the Management Board effective upon Closing. To replace them, Buyer has designated Ramón Zapata Gomez (the “Buyer Management Board Nominee”) to be appointed as member of the Management Board and, accordingly, the Supervisory Board has made binding nomination to appoint the Buyer Management Board Nominee as member of the Management Board effective upon Closing.

Ramón Zapata Gomez, is BioNTech’s Chief Financial Officer. He is a seasoned global finance executive with more than 25 years of experience in the pharmaceutical and consumer goods industries. He has held leadership roles at leading global companies including Novartis AG, Sandoz AG, and Mondelēz International, and has worked across Europe, North America, Latin America, and the Middle East. Throughout his career, Ramón Zapata has led finance functions enabling seamless execution from drug discovery through commercialization, including overseeing M&A transactions and successful integrations as well as driving digital finance transformations. Prior to joining BioNTEch, he served as Chief Financial Officer and Head of Scientific Operations of BioMedical Research at Novartis, where he was responsible for the overall leadership of the division’s finance strategy and operations, portfolio realignment, cross-functional integration, and strategic external collaborations. Ramón Zapata holds dual citizenship of the United States and Mexico. He is a Certified Public Accountant (CPA) from Universidad Panamericana. He holds an MBA from IPADE Business School, with academic credits earned at IESE Business School as part of the program. He also earned a postgraduate diploma in Tax Legislation from ITAM and is currently pursuing a Master’s degree in Industrial-Organizational Psychology at Harvard University.

The adoption of these proposed resolutions is a condition to the consummation of the Offer.

6.	Conditional appointment of supervisory directors (voting items)

a.	Conditional appointment of Sierk Poetting as supervisory director of the Company

b.	Conditional appointment of James Ryan as supervisory director of the Company

c.	Conditional appointment of Annemarie Hanekamp as supervisory director of the Company

Buyer and the Company have agreed that, effective upon Closing, certain changes are to be made in the composition of the Supervisory Board. The current members of the Supervisory Board will voluntarily resign their positions as members of the Supervisory Board effective upon Closing, except for Debra Barker and Mehdi Shahidi, who will continue to serve as members of the Supervisory Board until the earlier of (i) such time after the Acceptance Time as Buyer and its Affiliates (as defined in the Purchase Agreement), in the aggregate, own one hundred percent (100%) of the issued and outstanding Company Shares and (ii) the Merger Effective Time. To replace them, Buyer has designated Sierk Poetting, James Ryan and Annemarie Hanekamp (the “Buyer Supervisory Board Nominees”) to be appointed as members of the Supervisory Board, with Sierk Poetting to serve as chairperson of the Supervisory Board, and, accordingly, the Supervisory Board has made binding nominations to appoint each of the Buyer Supervisory Board Nominees as members of the Supervisory Board effective upon Closing.

Sierk Poetting, Ph.D. is BioNTech’s Chief Operating Officer. He joined BioNTech in September 2014 from Novartis (NYSE: NV), where he served in various positions from May 2012 to August 2014 as Vice President and Chief Financial Officer for the Sandoz Division in North America. Sierk Poetting started his career as a consultant with McKinsey & Company. A German citizen, Sierk Poetting holds a Master of Science in Optical Sciences from the University of Arizona and a Ph.D. in Physics from the Ludwig-Maximilians University in Munich.

James Ryan, Ph.D. is BioNTech’s Chief Legal Officer and Chief Business Officer. He brings nearly 20 years of global legal and IP expertise in the pharmaceutical industry to BioNTech. James Ryan joined BioNTech in 2018 as General Counsel and Senior Vice President Legal & IP and was appointed to Chief Legal Officer and a Member of the Management Board in 2023 and to Chief Business Officer in July 2024. He has guided BioNTech through a wide range of key business, IP and transactional activities, mergers and acquisitions, strategic collaborations and equity capital markets transactions, including BioNTech’s IPO in 2019. James Ryan and his teams played a pivotal role in the successful development of the Pfizer-BioNTech COVID-19 vaccine, supporting every legal aspect of the program, its launch and commercialization.

Prior to joining BioNTech, he established the legal group of GW Pharmaceuticals (NASDAQ: GWPH), where he also served as Head of Legal Affairs. Earlier in his career, James Ryan worked for a number of UK and U.S. law firms, including Special Counsel at Covington & Burling LLP, where he specialized in commercial and strategic transactions with a focus on companies in the life sciences sector. James has a Ph.D. in epigenetics from the University of St Andrews, is a member of the Law Society of England & Wales and is a member of the Law Society of Ireland.

Annemarie Hanekamp is BioNTech’s Chief Commercial Officer. She joined BioNTech in 2024 and has more than 20 years of experience in the healthcare industry, including 15 years of commercial experience in companies ranging from early-stage biotechnology companies to full-scale pharmaceutical companies. She successfully delivered significant value in a broad range of roles: at Novartis (NYSE: NV), she led the U.S. and global teams through a time of strategic opportunities and operational headwinds following an unprecedented strong launch uptake of their novel treatment for prostate cancer. She was also responsible for building a new global oncology organization following a company-wide transformation. At Bristol-Myers Squibb Co. (NYSE: BMY), she held a pivotal role in evolving the company’s U.S. oncology strategy, resulting in significant and sustainable growth including an expanded market access as well as product launches. Annemarie Hanekamp holds degrees in biomedical sciences as well as organizational leadership.

The Buyer Supervisory Board Nominees shall receive no compensation for their services as members of the Supervisory Board.

The adoption of these proposed resolutions is a condition to the consummation of the Offer.